Michael A. Littman
                                 Attorney at Law
                                7609 Ralston Road
                                Arvada, CO 80002
                                 (303) 422-8127
                               Fax (303) 431-1567


                                January 12, 2010




Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, DC 20549

Re:      International Paintball Association, Inc.
         Amendment No. 1 to the Registration Statement on Form 10
         Filed April 7, 2009
         File No. 000-53464

Dear Securities and Exchange Commission,

         In response to your letter dated, May 4, 2009, regarding the above referenced filing of International Paintball Association, Inc. (the Company), we are submitting this second amendment on Form 10-A#2 to the Company's Registration Statement on Form 10 with an original copy and one marked copy. In the marked copy we have indicated which comment the revision is in response to in parenthesis. We believe these amendments should solve the problems raised in your comments.

General

1. Please revise to delete references to our comments in the amended registration statement.

In response to your comment we have revised the document to delete the comment references, in the file copied. Please note that in the marked copy we have indicated to the comment response in order to ease your review of the document.

Business - General, page 3

2. We note your response to prior comment 3. While paintball is commonly understood to be a paramilitary style shooting game pitting teams or individuals against each other in competition to "shoot" each other with paintballs, it is unclear whether your reference to "paintball activities" is intended to have a broader meaning. Please expand your description of "paintball activities" to provide examples of the different types of activities that paintball enthusiasts engage in. alternatively, please clarify that you are referring only to traditional paramilitary style paintball team or individual competitions.

         We have revised the third paragraph on page 1 to reflect your comment. We have revised the disclosure to state that while Paintball activities can refer to different types of activities that we intend to include only traditional paramilitary style paintball team or individual competitions.

Description of Business Plan, page 4

3. We note the new disclosure in the carryover paragraph on page 5 that your "business plan is not contingent upon becoming a sanctioning body." Please tell us the basis for your belief. In this regard, revise to discuss the impact, if any, on your viability if you do not succeed in being recognized as a "sanctioning body."

         In light of your comment, we have revised the 3rd full paragraph of page 2 to explain our belief that our business plan is not contingent upon becoming a sanctioning body since our credibility will rely on developing paintball tournaments, products, sales and memberships in an organization that generates revenue.

4. You state on page 5 there is currently no competition for the role of sanctioning body. However, on page 12 you state that there are several other paintball associations "which might be considered competitive" with your company. Please revise to reconcile. Your disclosure should clarify that although the paintball associations' models may not be identical to yours, there is significant overlap and, perhaps more importantly, the associations may have existing infrastructure which would allow them to adopt your business plan and compete with you if they choose. In addition, please make appropriate revisions to the risk factors section to describe this particular risk.

         In light of your comment, we have revised our disclosures in the 3rd full paragraph of page 2 to reflect the existence of competitive bodies in the paintball industry, but that none are nationwide recognized and none are responsible for the establishment of standards for the sport.

5. While we note your response to prior comment 12, please more clearly explain how you will determine whether you are "recognized" as the official governing body. Is there a certain number of parks and facilities that you need to sign up or a specific number of individual members you are seeking to enroll? It is unclear how you will determine whether you have accomplished your goals of becoming the "Sanctioning Body." Please explain.

         We have added additional disclosure in the 4th full paragraph on page 3, discussing that it will not be up to the Company to be recognized as a "Sanctioning Body", but rather that it would be a de facto result of the growth and spread of influence of the Company within the sport.

6. The third sentence in the final paragraph of this section contains marketing language. Please delete and make appropriate revisions throughout the registration to confirm that any similar marketing language has been removed.

         As a result of your comment, we have revised the second full paragraph on page 3, to remove the marketing language and have subsequently reviewed the remainder of the Registration and removed any other language that we thought to be marketing in nature.

International Paintball Association's Proposed Lines of Business, page 5

7. Please revise the first paragraph of this section to better summarize your overall structure and strategy. For instance, provide an overview of each segment of your proposed business, the estimated share, if known, that each segment will comprise of your overall revenues, and expected timelines for implementation. Consider providing a chart or timeline that summarizes how the various phases of your plan interrelate, when they will be implemented, and when you expect each segment to begin generating revenues and become profitable.

         Beginning  with the fifth full  paragraph on page 3 and  continuing  on
         page  4,  we  have  revised  our  disclosures   regarding  our  segment
         penetration plans and the time it will take to accomplish such goals.

8. We note your new disclosure in the last sentence of the last full paragraph on page 5 that the "Farm Team" strategy will be financed as part of your overall strategy. Please revise to indicate the estimated cost, if known, of this portion of your business plan.

         In the first full paragraph, under the heading on "Planned Industry Segment Services", we have provided an estimated cost of approximately $150,000 over twelve months to implement this strategy. Please see page 7.

9. Your proposed Farm System does not appear to be analogous to minor league baseball because there are no "major league" paintball teams with which your Farm Teams are affiliated. To the contrary, your disclosure indicates that there are no professional or semi-professional paintball players or leagues to date. To avoid confusion, please remove references to minor league baseball.

         Beginning on page 7, under the heading on "Planned Industry Segment Services", we have revised the disclosure to remove the references to minor league baseball.

10. If you intend to ultimately create a professional league, please revise the registration statement, where appropriate, to clarify how you intend to do so, including when you expect the first professional teams to form, whether those teams will be formed by the league or by future sponsors and whether you will, or would expect your future sponsors to, offer prize money or some other form of compensation to the professional teams.

         Beginning on page 7, under the heading on "Planned Industry Segment Services", we have revised the disclosure to discuss our sponsorship of farm league teams and joining with local businesses as financial sponsors for events and teams. Additional disclosure on the subject has been provided on page 12.

11. We note that you intend to raise $2,500,000 in new funding. Please reconcile this disclosure with the disclosure on page 23 where you indicate you will seek $1,000,000 in new funding.

         We have reviewed the funding disclosures and determined that the $2,500,000 was a typo and should be $1,000,000. We have revised the disclosure on page 7 to reflect the proper amount.

Product Based Business, page 5

12. Refer to the second sentence of the first full paragraph on page 6. There appears to be missing language in this sentence. Please revise to clarify.

         As result of our revisions to update this section this error has been corrected.

13. Refer to the second-to-last sentence of the spillover paragraph at the top of page 7. Your reference to establishing relevant links for web ranking purposes is not clear. Please revise to more clearly explain your web strategy in this regard.

         We have added additional disclosure on our web strategy in regards to the web ranking please see the first full paragraph on page 3.

Planned Services, page 7

14. We note your new disclosure that you plan to commence your various membership activities (discussed in greater detail on pages 7-12) in the third quarter of 2009 and that you expect to "implement this phase" in the next twelve months. Please revise to clarify the expected timeframes for implementation of the various aspects of your business plan. For example, clarify whether it will take twelve months from commencement to implement your tournament and league sanctioning services or, alternatively, if it will take twelve months from present to implementation.

         In light of the lack of funding raised by the Company, at this time we have revised our plan and time line for the implementation of our planned services and have revised our disclosures on pages 5 and 6 accordingly.

15. We note you budget approximately $500,000 for the services segment. Please revise this section to provide a breakdown of the budget for each component of the segment. For example, revise the discussion under the heading "Sales Literature" to disclose the estimated budget for developing and distributing the brochures.

         We have revised our plan and time line for the implementation of our planned services and in light of comment number 15 we have provided a budget for the $500,000 on a quarterly basis on page 7.

Proposed Tournament and League Sanctioning and Management, page 9

16. Please revise to provide addition detail regarding the results of your first event in Dallas in 2005 and the league system which was also test marketed in Dallas in 2005. The number of participants and the lessons learned from these events is not clear. To the extent that you regard these events as limited feasibility studies that you will rely on, please more clearly disclose the results.

         On page 10, in paragraphs 2, 3, and 4, we have provided greater detail of the results from our first event in Dallas in 2005 and clarified the disclosure regarding the lessons learned from the event.

Affiliations with Parks & Facilities, page 10

17. You state that your affiliations will be "based on [y]our market surveys." Please revise to clarify.

         On page 11, we have clarified our disclosure to provide a further criterion for the determination of proposed affiliations.

Administrative Offices, page 16

18.      Please revise to provide your current telephone number.

         We have corrected the address and telephone number on page 17, to reflect the current address and phone number for the Company.

Risk Factors, page 16

We Will Depend On Management ..... page 17

19. Please revise to disclose that you have had significant difficulty retaining your management.

         We have revised the above referenced risk factor to include a discussion on the changes in management over the last year and the possible consequences of an additional changes in management on page 18.

We May Be Exposed to Risks of Borrowing ..... page 18


20. We note your response to our prior comment 26; however, we reissue. Please replace the boilerplate discussion of generic loan agreements and revise to discuss the specific risks associated with your notes payable and other indebtedness. If there are material restrictive covenants, financial covenants, or other provisions that would result in the notes payable becoming immediately due, disclose these here. If there is a risk that your cash flows may be inadequate to satisfy required payments, disclose this as well.

         We have revised the above risk factor, to include a discussion about our indebtedness and liabilities, including the fact that current cash flows are not sufficient to satisfy the payment of such debt on page 19.

We Are Subject to General Economic Conditions .... page 18

21. Please revise this risk factor to discuss, if any, the specific risks to you as a result of the current economic downturn.

         We have revised the above referenced risk factor for your comment on page 19.

We Will Continue To Have A Need For Additional Funding . . .  page 18

22. Please revise this risk factor to disclose your intention to seek private placement funding and discuss the risk that you might not be able to obtain necessary funding in light of current economic conditions. We note in this regard your disclosure in the first full paragraph of page 23.

         We have revised the above referenced risk factor to discuss the possibility that we may be unable to obtain the necessary funding required for our business plan on page 20.

Plan of Operations With 12 Month Budget And Quarterly Goals, page 23

23. Please update and substantially revise this section to discuss your plan of operations for the next 12-18 months in greater detail. Your present disclosure is not current and describes your plan of operations in broad strokes. Your revised disclosure should discuss in greater detail your anticipated timeline and the specific steps you plan to take toward becoming operational and generating revenues. Also, please disclose specific cost estimates and anticipated funding sources for each step.

         Beginning on page 24, we have provided an updated and substantially revised plan of operations for the next 12-18 months.

24. We note your response to prior comment 29. Please revise to explain that Mr. Martinez and Mr. Huitt have resigned from your company and to identify the resources you will rely on to modify and implement your strategy going forward.

         We have revised the second full paragraph on page 28, to reflect the recent changes in management and the resources we will use to implement our strategy.

25. Please revise the discussion in the first two paragraphs on page 24 to reflect the current status of these plans.

         As a result of updating our plan of operations and results of operations, these paragraphs have been eliminated and replaced with update information starting on page 29.

Liquidity and Capital Resources, page 26

26. We note your new disclosure in the carryover paragraph at the top of page 27 that you anticipate the conversion of debt into equity in the next twelve months. We also note that you entered into a convertible promissory note with JH Brech. Please disclose the terms on which the convertible notes were (or will be) issued, the amount paid (or to be paid) by the note holders in exchange for notes and the material terms of the notes, including the terms of conversion from debt to equity. Please make appropriate conforming changes to the description of Securities, Beneficial Ownership table and elsewhere as appropriate. Also, please file the agreement(s) as a material agreement(s) with your next amendment. We may have further comment upon review.

         In response to your comment, we have included additional disclosure on page 33 that provides greater detail as to the convertible promissory note held by JH Brech, LLC. In addition, we have revised the Beneficial Ownership tables and securities descriptions on pages 40 and 47 for disclosure of the convertible promissory note.

27. Please add a risk factor discussing the risks to current shareholders associated with the potential dilution of your common stock upon conversion of the debt to equity.

         In light of your comment, we have added an additional risk factor on page 19, to discuss the risks to current shareholders upon the conversion of equity to debt.

Executive Compensation, page 35

28. Please revise the summary compensation table to present the stock awards column in dollars, and not number of shares. Please revise this table and the directors compensation table, providing appropriate assumption Instruction to Item 402(n)(2)(v) and (vi) and Instruction to 402(r), as appropriate.

         We have revised the table in accordance with your comment on page 37.

29. Please clarify whether you have awarded options to your directors in lieu of fees. It is unclear whether this disclosure has been made in error.

         We have revised the table to show that the officers in the table have received stock awards as compensation, not options. We have revised the table disclosures, accordingly, please see page 38.

Item 7.  Certain relationships and Related Transactions, page 39

30. Please delete the officer and director compensation information on page 40 or move to the narrative disclosure accompanying the director compensation table.

         We have removed the officer and director compensation information on page 40. We have moved the appropriate disclosures to the revised director compensation table on pages 38 and 39.

31. We note your response to prior comment 45. Please to provide additional detail regarding the consulting services provided by JH Brech, LLC. In addition, please separately disclose the amount of compensation payable to JH Brech in exchange for consulting services and the amount paid to Ms. Webb for her service on the board. Make conforming revisions to the Director Compensation table no page 38, as necessary.

         We have revised the related party disclosures to separate the amounts owed to Ms. Webb and JH Brech, LLC. Please see page 39.

Recent Sales of Unregistered Securities, page 42

32. We note your response to prior comment 48. However, we cannot find Forms D that correspond to all of the sales listed here.Please advise.

         The Company was originally named 4 G Paintball, Inc. and filed Forms D for the sales under its corporate name, at the time.

         On June 24, 2005, the Company filed a Form D, hard copy, with the SEC under file number 021-66853, document control number 04034019.

         On July 31, 2006, the Company filed a Form D, hard copy, with the SEC under file number 021-66853, document control number 06043573.

Item 15. Financial Statements and Exhibits

33. We note your response to our prior comment 49. We further note that you do not appear to have filed your Form 10-K for the fiscal year ended December 31, 2008 as of the date of this letter. Please revise to include current audited financial statements. Refer to Article 9-08 of Regulation S-X.

         We have updated the document to include not only the audited financial statements for the years ended December 31, 2008 and 2007, but we have also included the unaudited interim financial statements for the nine months ended September 30, 2009 and 2008.

Other

34. Please provide a currently dated consent from the independent public accountant in the next amendment to the registration statement.

         We have included a currently dated consent from our independent public accountant as an Exhibit to Amendment Number 2.

If you can review these documents, and let us know if they are satisfactory and in compliance with your comments, we would appreciate it. If you have any questions, please let me know.

Thank you for your attention to this matter.



                                                     Sincerely,

                                                     /s/Michael A. Littman
                                                     ---------------------
                                                     Michael A. Littman
MAL:kjk